UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 1-9936

EDISON 401(K) SAVINGS PLAN
(Full Title of the Plan)

EDISON INTERNATIONAL
(Name of Issuer)

2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770
(Address of principal executive office)

Edison 401(k) Savings Plan
____________________________________________________________________________________________________

Financial Statements and Supplemental Schedule
As of December 31, 2013 and 2012 and for the Year Ended December 31, 2013

Note: All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Southern California Edison Company
Benefits Committee
Edison 401(k) Savings Plan
Rosemead, California

We have audited the accompanying statements of net assets available for plan benefits of the Edison 401(k) Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP
Costa Mesa, California
June 27, 2014

Financial Statements
____________________________________________________________________________________________________

Statements of Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

	December 31,
(in thousands)	2013	2012
Assets
Investments, at fair value	$3,988,860	$3,902,698
Receivables
Notes receivable from participant	91,443	99,209
Dividends receivable	4,621	5,081
Interest receivable	1	21
Receivable from brokers and other	7,156	3,212
Total receivables	103,221	107,523
Total assets	4,092,081	4,010,221

Liabilities
Payable to brokers and others	48,555	38,254
Total liabilities	48,555	38,254

Net assets available for plan benefits	$4,043,526	$3,971,967

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Plan Benefits	Edison 401(k) Savings Plan

(in thousands)	For year ended December 31, 2013
Additions
Investment income
Dividends	$27,851
Interest income and other	6,807
Net appreciation in fair value of investments	527,332
Total investment income	561,990
Less: Management fees	(4,885)
Net investment income	557,105
Interest income on notes receivables from participants	4,091
Contributions
Employer contributions, net of forfeitures	89,203
Participant and rollover contributions	163,046
Total net contributions	252,249
Total additions	813,445

Deductions
Distributions to participants	741,886
Total deductions	741,886

Net increase	71,559
Net assets available for plan benefits
Beginning of year	3,971,967
End of year	$4,043,526

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description
The following description of the Edison 401(k) Savings Plan (the “Plan”), provides only general information. The Plan sponsor is the Southern California Edison Company (the “Plan Sponsor”). Participants should refer to the summary plan description and Plan document, as amended, for a more complete description of the Plan's provisions.
Nature of Plan
Eligibility
The Plan is a defined-contribution plan with a 401(k) feature, in which qualifying full-time and part-time employees of Edison International (the “Company”) and many of its subsidiary companies are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. An employee, as defined by the Plan document, is eligible to participate in the Plan immediately upon employment.
Contributions
Subject to statutory limits, all participants may defer pre-tax and after-tax dollars up to 84% of eligible pay. Participating employers provide matching contributions up to 6% of a participant's eligible pay. The Company allows employees who have attained age fifty before the close of a Plan year to make catch up contributions subject to Internal Revenue Service (“IRS”) limitations. Certain participating subsidiaries also provide a fixed profit sharing contribution of 3% of eligible pay each pay period and a variable profit sharing contribution annually (if certain business objectives are reached) to the accounts of eligible employees. The Plan also accepts rollover contributions from other qualified plans.
Vesting
Participants immediately vest in their contributions plus actual earnings thereon. Employer contributions plus actual earnings thereon vest at a rate of 20% per year, except for certain employer contributions made to participating subsidiaries which vest in accordance with the provisions of the Plan document. After five years of service or reaching age 65, all existing and future employer contributions and their related earnings are fully vested.
Forfeitures
At December 31, 2013, and 2012, the unused portion of forfeited non-vested accounts totaled $29,952 and $65,117, respectively. These accounts are used to reduce future employer contributions. During 2013, employer contributions were reduced by $1,703,621 from forfeited non-vested accounts.
Plan Trust
Plan assets are held in trust with State Street Bank and Trust Company (the “Trustee”) for the benefit of participants and their beneficiaries. The mutual covenants to which the Plan Sponsor and the Trustee agree are disclosed in the trust agreement between the Plan Sponsor and the Trustee.
Plan Administration
The Plan is administered by the Southern California Edison Company Benefits Committee (the “Plan Administrator”). Effective January 1, 2012, Xerox HR Solutions, LLC (formerly Affiliated Computer Services HR Solutions, LLC), became the Plan's record keeper. The Plan provides to participants a detailed description of each investment fund choice and lists the respective investment manager.
Administrative and Investment Expenses
The Plan Sponsor pays the cost of administering the Plan, including fees and expenses of the Trustee and record keeper. The fees, taxes and other expenses incurred by the Trustee or investment managers in making investments are paid out of the applicable investment funds. These expenses also include brokerage fees for sales or purchases of Edison International Common Stock on the open market. No additional costs are incurred in connection with sales of Edison International Common Stock within the trust or the transfer of assets between funds.
Mutual funds pay fees to the Plan record keeper for administrative services to participants that would otherwise have to be provided by the mutual funds. The majority of fees received by the Plan record keeper are used to reduce the record keeping and communication expenses of the Plan paid by the Plan Sponsor. See Note 7 for a discussion of related party transactions.

Participant Accounts
Each participant account is adjusted for certain activities, including participant's contribution, the employer's contribution, distributions, loan activities, if applicable, and allocation of investment earnings/losses. Allocation of earnings/losses and expenses is based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.
Notes Receivable from Participants
Participants may borrow from their account, a minimum of $1,000 to a maximum of $50,000, with certain restrictions. Loan transactions are treated as a transfer from (to) the investment fund to (from) participant loans. Loan terms range from one to four years for general purpose loans or up to 15 years for the purchase of a primary residence. Loans bear interest at the prime rate in effect at time of loan issuance plus one percent. Interest rates on outstanding loans range from 4.20% to 10.52% as of December 31, 2013 and mature on various dates through December 2028. Principal and interest are paid ratably through payroll deductions. Some separated participants may repay loan obligations directly, rather than through payroll deductions. Participant loans amounted to approximately $91,443,000 and $99,209,000 as of December 31, 2013, and 2012, respectively.
Distribution to Participants
Account balances are distributed as soon as practicable after a participant dies, becomes entitled to and requests a distribution, or terminates employment with an account balance of $5,000 or less. Participants may otherwise delay distribution, subject to the minimum distribution requirements under Internal Revenue Code Section 401(a)-(9). Participants may receive lump sum distributions. An installment form of distribution payment is also available to certain participants. In-service withdrawals may be taken from after-tax contributions, upon attainment of age 59½, or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age fifty-nine and one half. Participants who terminate employment, with a vested account balance greater than $1,000 but less than or equal to $5,000 will have their vested account balance automatically rolled over to individual retirement accounts (“IRA”) selected by the Chair or Secretary of the Plan Administrator, unless the participants make a timely distribution election.
Profit Sharing
Certain non-represented employees of Edison Mission Group Inc.'s (“EMG”) participating subsidiaries are eligible for two types of profit sharing contributions:

(i)
Fixed profit sharing is comprised of a 3% profit sharing contribution each pay period to the Plan on behalf of eligible employees. Fixed profit sharing contributions in 2013 amounted to approximately $2,151,000.

(ii)
Variable profit sharing is comprised of an additional annual profit sharing contribution to the Plan on behalf of eligible employees if certain business objectives are reached. Variable profit sharing contributions made in 2014 for the 2013 plan year was 7% of eligible earnings for eligible EMG employees, for total amounts of approximately $4,458,000. The amounts were accrued and included in "Receivables from brokers and other" in the accompanying financial statements at December 31, 2013.

Edison Mission Energy Chapter 11 Bankruptcy Filing and Sale
In December 2012, Edison Mission Energy and certain of its wholly-owned subsidiaries ("EME") filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court. In March 2014, the Bankruptcy Court approved the sale of substantially all of EME’s assets to NRG Energy, Inc., as well as transactions called for in the Settlement Agreement between EME and Edison International. The sale was completed April 1, 2014.
As of December 31, 2013 and through March 31, 2014, employees of EME were eligible for benefits in accordance with the provisions of the Plan. Effective April 1, 2014, these employees are no longer eligible for certain benefits, including matching contributions, fixed profit sharing contributions and variable profit sharing contributions. This transaction will not have a material impact on the December 31, 2014 Plan's financial statements.
In addition, on January 27th, 2014, the Plan was amended such that any unvested balance in the Plan for employees of EME who were terminated in connection with the sale shall fully vest on the date that they cease to be an employee.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements are prepared and presented on the accrual basis of accounting and in conformity with U.S. generally accepted accounting principles ("GAAP") applicable to employee benefit plans and ERISA.
Certain prior year reclassifications have been made to conform to the current year financial statement presentation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.
Risks and Uncertainties
The Plan's investment in Edison International Common Stock amounted to approximately $608,398,000 and $693,623,000 as of December 31, 2013, and 2012, respectively. Such investments represented approximately 15% and 17% of the Plan's net assets as of December 31, 2013, and 2012, respectively. For risks and uncertainties regarding investment in the Company's common stock, participants should refer to the annual report on Form 10-K for the period ended December 31, 2013, and the quarterly report on Form 10-Q for the period ended March 31, 2014 of Edison International.

The Plan provides for various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan participates in various investment options that include securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net Appreciation (Depreciation) in Fair Value of Investments
Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.
Notes receivable from participants that are in default, as provided in the Plan document, are treated as deemed distributions for active participants, or loan offsets for terminated participants, for tax purposes and also reported as such in the Form 5500. There were no deemed distributions in 2013. Management has determined that to the extent these notes are loan offsets, they are uncollectible and written-off. For the year ended December 31, 2013, $11,274,000 of notes receivable from participants were loan offsets. This amount is included in “Distributions to participants” in the Statements of Changes in Net Assets Available for Plan Benefits.
Distributions to Participants
Distributions to participants, other than notes receivable from participants, are recorded when paid.

Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (referred to as an "exit price"). Fair value of an asset or liability considers assumptions that market participants would use in pricing the asset or liability, including assumptions about nonperformance risk. The Plan categorizes financial assets and liabilities into a three-level fair value hierarchy based on valuation inputs used to derive fair value. The hierarchy gives the highest priority to unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are:

•
Level 1: The fair value of Level 1 assets and liabilities is determined using unadjusted quoted prices in active markets that are available at the measurement date for identical assets and liabilities;

•
Level 2: Pricing inputs other than Level 1 that are observable, either directly or indirectly, such as quoted market prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the financial instrument; and

•
Level 3: The fair value of Level 3 assets and liabilities is determined using the income approach through various models and techniques that require significant unobservable inputs. The Plan does not have any Level 3 assets and liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. There were no changes in the valuation methods during 2013 and 2012. Plan assets carried at fair value are described below.
Edison International Common Stock and investments in equity mutual funds are valued at the unadjusted quoted prices in active or highly liquid and transparent markets and are classified as Level 1.
Collective investment funds and the money market fund are valued at the net asset value of shares held by the Plan and the unit value as reported by the investment manager. These fair values are determined by observable prices and are classified as Level 2 because they trade in markets that are not considered active. Collective investment funds consist of fixed income index funds that seek to track the Barclays Capital Aggregate Bond Index, equity index funds that seek to track the performance of the Standard and Poor’s 500 index, the Russell 1000 growth index, the Russell 2500 index, the MSCI AC World Index excluding the U.S., and a fund that invests in inflation-index bonds issued by the U.S. Treasury.
Investments in separately managed accounts (separate accounts) are managed by external investment managers and include the following. Cash and short-term interest bearing investments with initial maturities of three months or less are recorded at cost, plus accrued interest, which approximates fair value. The value of equity investments, real estate investment trusts, and US Treasury investments in separate accounts is based on quoted market prices in active or highly liquid and transparent markets and is therefore classified as Level 1. The fair value of fixed income investments (including asset-backed securities) in separate accounts are based on evaluated prices that reflect significant observable market information but are classified as Level 2 because they trade in markets that are not considered active. Separate accounts also include minor investments in derivative contracts, including options and futures traded in active markets and swap contracts valued at fair value, as determined by the investment managers taking into consideration exchange quotations on underlying instruments, dealer quotations and other market information.
The self-directed brokerage account contains investments stated at quoted market prices for equities and mutual funds and therefore are classified as Level 1. Fixed income investments in this category are classified as Level 2.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following presents information about the Plan's investments that are measured at fair value on a recurring basis as of December 31, 2013 and 2012, by level within the fair value hierarchy:

	Investments at Fair Value as of December 31, 2013
(in thousands)	Level 1	Level 2	Level 3	Total
Edison International common stock fund	$604,434	$3,964	$—	$608,398
Money market fund	—	492,451	—	492,451
Self-directed brokerage account [a]	313,188	4,938	—	318,126
Mutual fund	185,931	—	—	185,931
Collective investment funds:
U.S. stock index fund	—	703,164	—	703,164
TIPS fund	—	147,300	—	147,300
International fund	—	338,515	—	338,515
Fixed income (bond) fund [b]	—	72,154	—	72,154
Large cap	—	307,117	—	307,117
Small/Mid cap	—	132,650	—	132,650
Total collective investment funds	—	1,700,900	—	1,700,900
Separate managed funds:
Cash and other short-term investments	—	8,928	—	8,928
Mutual funds	—	34,116	—	34,116
Fixed income securities	40,057	165,067	—	205,124
Common and preferred stocks
Large cap	155,157	—	—	155,157
Small/Mid cap	254,030	—	—	254,030
Other	12,076	13,623	—	25,699
Total separate managed funds	461,320	221,734	—	683,054
Total investments at fair value	$1,564,873	$2,423,987	$—	$3,988,860

	Investments at Fair Value as of December 31, 2012
(in thousands)	Level 1	Level 2	Level 3	Total
Edison International common stock fund	$684,117	$9,506	$—	$693,623
Money market fund	—	589,285	—	589,285
Self-directed brokerage account [a]	291,455	3,024	—	294,479
Mutual fund	154,669	—	—	154,669
Collective investment funds:
U.S. stock index fund	—	587,605	—	587,605
TIPS fund	—	238,937	—	238,937
International fund	—	308,966	—	308,966
Fixed income (bond) fund [b]	—	84,435	—	84,435
Large cap	—	130,083	—	130,083
Small/Mid cap	—	100,934	—	100,934
Total collective investment funds	—	1,450,960	—	1,450,960
Separate managed funds:
Cash and other short-term investments	—	9,873	—	9,873
Mutual funds	—	7,852	—	7,852
Fixed income securities	56,786	201,592	—	258,378
Common and preferred stocks
Large cap	237,747	—	—	237,747
Small/Mid cap	185,235	—	—	185,235
Other	6,526	14,071	—	20,597
Total separate managed funds	486,294	233,388	—	719,682
Total investments at fair value	$1,616,535	$2,286,163	$—	$3,902,698

[a]
For self-directed accounts, at December 31, 2013 and 2012, respectively, approximately 41% and 40% was invested in mutual funds, 41% and 37% in equities, 17% and 22% in money market mutual funds and 1% and 1% in fixed-income investments.

[b]	Majority of these securities consist of U.S. government securities and agency securities including U.S. treasury notes and bonds.
The Plan determines the fair value for transfers in and transfers out of each level at the end of each reporting period. There were no transfers between levels during 2013 and 2012.

3.	Investment Elections
The Trustee invests contributions in accordance with participant instructions.
Participants may elect changes to their investment mix effective each business day, with certain restrictions. The Plan imposes a seven-day trading restriction for most participants that applies to all funds except the Edison International Stock Fund. Reallocation elections are also subject to trading restrictions, redemption fees, or other measures imposed by investment fund managers. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.

4.	Investment Options
The transfer of a participant's investment from one fund to any other fund is based on the net asset value of the units allocated to the participant's account, as of close of market on the date of transfer.
As of December 31, 2013, all participants were able to choose from among 19 investment fund offerings. These investment funds consisted of the following:

•
Tier 1 – Ten Target Date Funds: Premixed allocation of stocks, bonds and cash. Each Target Date fund is built from a combination of the Tier 2 core funds and designed to be more conservative over time as each fund approaches its target date.

•
Tier 2 – Edison International Stock Fund and Seven Institutional Funds representing a range of asset classes: large and small U.S. stocks (including Edison International Common Stock), cash equivalents, non-U.S. stocks and fixed income instruments, with varying degrees of risk and return.

•
Tier 3 – Self-Directed Brokerage Account: Allows participants to select investments from among thousands of publicly traded securities including individual equities, mutual funds, fixed income products, exchange traded funds, real estate investment trusts, and taxable unit investment trusts.

The Plan Sponsor's Trust Investment Committee may direct the Trustee to establish new investment funds or discontinue existing ones as well as change the investment medium for each investment fund. Participants should refer to the summary plan description for a more complete discussion of the various investment options.

5.	Investments
The following presents investments that represent 5 percent or more of the Plan's net assets (except as noted below):

	December 31,
(in thousands)	2013	2012
Investments at fair value as determined by quoted market prices:
Edison International Common Stock Fund, 13,054,717 and 15,138,670 shares, respectively (See Note 7)	$608,398	$693,623
Investments at estimated fair value:
Money market fund (see Note 7)	492,451	589,285
Treasury inflated protected securities fund (less than 5% in 2013)	147,300	238,937
U.S. stock index fund	703,164	587,605
During 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:
Net Appreciation in Fair Value of Investments:

(in thousands)	For year ended December 31, 2013
Investments at fair value as determined by quoted market prices:
Edison International common stock fund	$21,043
Self-directed brokerage account	41,295
62,338
Investments at estimated fair value:
Investment funds	464,994
Net appreciation in fair value of investments	$527,332

6.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
(in thousands)	2013	2012
Net assets available for plan benefits per the financial statements	$4,043,526	$3,971,967
Less: Amounts allocated to withdrawing participants	(2,619)	(990)
Net assets available for plan benefits per the Form 5500	$4,040,907	$3,970,977

(in thousands)		For year ended December 31, 2013
Total deductions per the financial statements		$741,886
Add: Amounts allocated to withdrawing participants at December 31, 2013		(2,619)
Less: Amounts allocated to withdrawing participants at December 31, 2012		$(990)
Benefits paid to participants per the Form 5500		$738,277
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

7.	Related-Party Transactions
Certain Plan investments, including investments held in the trust, are shares of funds managed by the Trustee. The Plan also invests in the Edison International Common Stock Fund. The Plan Sponsor provides services to the Plan. These transactions qualify as party-in-interest transactions under ERISA.
The Money Market Fund is managed by State Street Bank and Trust Company, which also serves as the Plan's Trustee. Fees earned by the Trustee in its capacity as fund manager for the Plan were $274,664 for 2013 and were reported as “Management fees” on the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan's investment options include the Company's Common Stock as a fund option. See Note 2 for a discussion of the amount of the Plan's investment in the Company's Common Stock. In addition, State Street Global Advisors, an affiliate of State Street Bank and Trust Company, is the investment manager of the Edison International Common Stock Fund. Fees earned by State Street Global Advisors in its capacity as the investment manager of the Edison International Common Stock Fund were $105,921 for 2013 and were reported as “Management fees” on the Statement of Changes in Net Assets Available for Plan Benefits.
Certain investment fund managers have provided credits to Xerox HR Solutions LLC of $427,606 for administrative and other services rendered to the Plan by the Plan Sponsor. These credits were used to reduce Xerox HR Solutions LLC’s charge to the Plan Sponsor for services provided to the Plan.

See Note 10 below regarding Edison International Common Stock Fund dividend payments.

8.	Plan Termination
Although it has not expressed intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts. The Trust will continue after termination until all Trust assets have been distributed to participants and their beneficiaries.

9.	Tax Status
The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated May 22, 2002, that the Plan and related trust as amended through November 29, 2001, are designed in accordance with the applicable qualification sections of the Internal Revenue Code (“IRC”). The Plan has been amended and restated since receiving the determination letter. However, the Plan Administrator believes that the Plan, as amended and restated effective January 1, 2011, is designed in compliance with the applicable qualification requirements of the IRC. In addition, the Plan Administrator is not aware of any operational issues that will prevent the continuation of the Plan's qualified tax status. The Plan has filed for a new determination letter on January

31, 2011 and the Plan received a comment letter dated May 5, 2014 from the IRS. The Plan responded on June 3, 2014 and is awaiting a further response from the IRS.
Accounting principles generally accepted in the U.S.A. require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits relative to the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2010.

10.	Employee Stock Ownership Plan
The Edison International Common Stock Fund constitutes an employee stock ownership plan that allows for the current distribution of dividends to the accounts of all participants through the Plan. Such distributions amounted to approximately $3,372,000 for the year ended December 31, 2013. On December 12, 2013, the Board of Directors of Edison International declared a common stock dividend of $0.3550 per share which was paid on January 31, 2014 to the shareholders of record as of December 31, 2013. As the record date was at year end, dividend income of $0.3550 per share amounting to approximately $4,621,000 was accrued and included in “Dividends receivable” in the accompanying financial statements at December 31, 2013. The amount was paid on April 30, 2014. For the year ended December 31, 2012, $5,081,000 was accrued in dividend receivable and paid on January 31, 2013.

Supplemental Schedule
____________________________________________________________________________________________________

Form 5500 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

			EIN: 95-1240335
			Plan Number: 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost**	Current Value (in thousands)
Edison International common stock fund
*	Edison International	Common stock - no par value		$608,398
Money market fund
*	State Street Bank & Trust Co.	Money market fund - collective instrument in the State Street Bank short-term income fund		492,451
Investment funds
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund		703,164
	BlackRock Global Investors	Collective investment in the core treasury inflation protected securities fund		147,300
	PIMCO***	Separate managed account in the core bond fund		195,328
	BlackRock Global Investors	Collective investment in the core bond fund		72,154
	Dodge & Cox***	Separate managed account in the core bond fund		59,447
	Thornburg Investment	Collective investment in the core international stock fund		169,451
	Dodge & Cox	Mutual fund in the core international stock fund		185,931
	BlackRock Global Investors	Collective investment in the core international stock fund		169,064
	BlackRock Global Investors	Collective Investment in the core U.S. large company stock fund		144,685
	BlackRock Global Investors	Collective investment in the core Standard & Poor 500 index fund		162,432
	Institutional Capital Corporation***	Separate managed account in the core U.S. large company stock fund		157,060
	Westwood Group***	Separate managed account in the core U.S. small-medium company stock fund		65,333
	Delaware Investments***	Separate managed account in the core U.S. small-medium company stock fund		68,836
	BlackRock Global Investors	Collective investment in the core U.S. small-medium company stock fund		132,650
	AJO Partners***	Separate managed account in the core U.S. small-medium company stock fund		64,626
	Next Century***	Separate managed account in the core U.S. small-medium company stock fund		72,424
		Total common collective and separate managed funds		2,569,885
Self-directed brokerage account
	Charles Schwab	Self-directed brokerage account		318,126
		Total investments		3,988,860
Notes receivable from participants
*	Notes receivable from participants	Loans with maturities varying from one to four years (or up to 15 years for purchase of a primary residence) and interest rates of 4.20% to 10.52%		91,443
		Total		$4,080,303

*	Party-in interest

**	Investments are participant-directed; therefore, disclosure of cost is not required.
*** See investment details of the separate managed investments in the appendix of the Schedule of Assets.

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	PIMCO	FNMA TBA 15 YR	$1,020,508
		FNMA TBA 15 YR	1,045,742
		FNMA TBA FEB 30YR SINGLE FAM	25,656,250
		FNMA TBA JAN 15 SINGLE FAM	1,064,023
		FNMA TBA FEB 30 SINGLE FAM	6,337,734
		FNMA TBA FEB 30 SINGLE FAM	1,082,891
		MORGAN STANLEY + CO INC CASH COLL (CCP)	107,000
		BBVA US SENIOR SA UNIPER BANK GUARANT 05/14 VAR	805,037
		BANC OF AMERICA COMMERCIAL MOR BACM 2006 5 A2	520,333
		BANK OF AMERICA CORP SR UNSECURED 04/15 4.5	1,360,029
		BARCLAYS CASH COLLATERAL CCBCYCUS6	124,000
		BEAR STEARNS ADJUSTABLE RATE M BSARM 2004 10 11A1	638,799
		BEAR STEARNS COMMERCIAL MORTGA BSCMS 2005 PW10 A4	636,568
		CD COMMERCIAL MORTGAGE TRUST CD 2005 CD1 A4	636,159
		COUNTRYWIDE ALTERNATIVE LOAN T CWALT 2004 28CB 5A1	369,168
		COUNTRYWIDE HOME LOANS CWHL 2004 HYB2 6A	377,848
		CALIFORNIA ST CAS 03/40 FIXED 7.625	3,923,610
		CITIGROUP INC NOTES 10/14 5.5	231,284
		CITIGROUP INC SR UNSECURED 12/15 4.587	641,168
		CITIGROUP MORTGAGE LOAN TRUST CMLTI 2005 8 3A1	467,008
		CITIGROUP CAPITAL XIII PREFERRED STOCK 10/40 VAR	272,500
		CREDIT SUISSE MORTGAGE TRUST CSMC 2006 C5 A1A	1,133,366
		CREDIT SUISSE SEC LLC COC CREDIT SUISSE SEC FUTURES COC	357,000
		EKSPORTFINANS ASA SR UNSECURED 09/15 2.	886,500
		FANNIE MAE NOTES 05/17 5.	112,964
		FANNIE MAE NOTES 01/17 1.25	607,220
		FANNIE MAE NOTES 08/17 0.875	98,732
		FANNIE MAE NOTES 10/17 0.875	3,047,269
		FANNIE MAE NOTES 12/17 0.875	783,274
		FANNIE MAE NOTES 02/18 0.875	97,478
		FANNIE MAE NOTES 05/18 0.875	96,731
		FANNIE MAE NOTES 09/18 1.875	100,658
		FANNIE MAE FNR 2012 55 PC	1,664,443
		FREDDIE MAC FHR 3901 LA	235,272
		FREDDIE MAC NOTES 06/17 1.	99,400
		FREDDIE MAC NOTES 07/17 1.	397,474
		FREDDIE MAC NOTES 09/17 1.	98,829
		FREDDIE MAC NOTES 10/19 1.25	3,599,881
		FREDDIE MAC NOTES 01/18 0.75	4,574,355
		FREDDIE MAC NOTES 03/18 0.875	97,139

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	PIMCO	FNMA POOL 469379	$3,507,146
		FNMA POOL 471600	289,534
		FNMA POOL AH2317	26,713
		FNMA POOL AI9475	122,790
		FNMA POOL AL1983	494,911
		FANNIE MAE FNR 2004 10 ZB	46,625
		FREDDIE MAC FHR 2882 ZC	17,141
		FNMA POOL 725236	21,614
		FNMA POOL 831834	1,870,259
		FNMA POOL 888638	762,536
		FNMA POOL 889691	43,259
		FNMA POOL 894948	53,792
		FNMA POOL 995279	46,885
		FNMA POOL AE4083	24,012
		FORD MOTOR CREDIT CO LLC SR UNSECURED 04/15 7.	2,152,734
		INDYMAC INDA MORTGAGE LOAN TRU INDA 2005 AR1 3A1	812,722
		ITAU UNIBANCO S A NEW YORK	295,858
		JP MORGAN MORTGAGE TRUST JPMMT 2005 A5 2A2	1,840,137
		JPMORGAN CHASE + CO SR UNSECURED 06/15 3.4	1,557,660
		JP MORGAN CHASE COMMERCIAL MOR JPMCC 2006 LDP8 A1A	184,677
		KOREA DEVELOPMENT BANK SR UNSECURED 08/17 3.5	208,492
		LOS ANGELES CA DEPT WTR PWR LOSUTL 07/41 FIXED 7	568,730
		LOS ANGELES CA DEPT WTR PWR LOSUTL 07/41 FIXED 7.003	441,236
		MERRILL LYNCH MORTGAGE INVESTO MLMI 2003 A2 2A2	106,254
		MLCC MORTGAGE INVESTORS INC MLCC 2004 G A1	169,669
		MORGAN STANLEY CAPITAL I TRUST MSC 2005 HQ7 A4	525,877
		MORGAN STANLEY CAPITAL I TRUST MSC 2007 HQ13 A2	1,348,059
		NEW YORK CITY NY TRANSITIONALF NYCGEN 02/29 FIXED 5	1,616,475
		ONTARIO (PROVINCE OF) SR UNSECURED 10/17 1.1	98,870
		PENNSYLVANIA ST HGR EDUCTNL FA PASEDU 09/41 FIXED OID 5	625,218
		PETROBRAS INTL FIN CO COMPANY GUAR 03/18 5.875	639,471
		PETROBRAS INTL FIN CO COMPANY GUAR 03/19 7.875	1,132,742
		PIMCO FDS SHORT TERM FLTG NAV MUTUAL FUND	34,116,370
		SLM STUDENT LOAN TRUST SLMA 2002 7X A5 REGS	377,974
		RESIDENTIAL ACCREDIT LOANS, IN RALI 2005 QA1 A1	390,183
		SAN FRANCISCO CITY CNTY CA C SFOCTF 11/41 FIXED 6.487	1,575,525
		UBS CASH COLL CCP COC CCP CCUBSCUS4 COC	52,000
		STATOIL ASA 11/18 1	904,290

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	PIMCO	STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	$440,881
		STRUCTURED ADJUSTABLE RATE MOR SARM 2005 2 A2	162,509
		STRUCTURED ASSET SECURITIES CO SASC 2004 13 2A1	782,119
		THORNBURG MORTGAGE SECURITIES TMST 2006 5 A1	208,679
		TOTAL CAPITAL CANADA LTD COMPANY GUAR 01/14 VAR	1,000,189
		TSY INFL IX N/B 01/25 2.375	8,118,437
		TSY INFL IX N/B 01/26 2.	130,274
		TSY INFL IX N/B 01/27 2.375	1,867,726
		TSY INFL IX N/B 01/28 1.75	835,540
		TSY INFL IX N/B 01/29 2.5	511,367
		US TREASURY N/B 11/15 0.25	4,391,235
		US TREASURY N/B 11/18 1.25	4,012,181
		US TREASURY N/B 12/16 0.625	597,563
		US TREASURY N/B 12/18 1.5	395,468
		US TREASURY N/B 05/16 1.75	102,898
		US TREASURY N/B 07/16 1.5	204,562
		US TREASURY N/B 08/18 1.5	4,178,672
		US TREASURY N/B 08/16 1	100,938
		US TREASURY N/B 03/17 1.	200,438
		US TREASURY N/B 05/17 0.625	394,781
		TSY INFL IX N/B 07/22 0.125	1,070,191
		US TREASURY N/B 07/17 0.5	195,797
		US TREASURY N/B 08/17 0.625	196,250
		US TREASURY N/B 12/17 0.75	195,562
		TSY INFL IX N/B 01/23 0.125	95,568
		US TREASURY N/B 02/18 0.75	7,399,907
		US TREASURY N/B 03/18 0.75	1,360,187
		US TREASURY N/B 07/16 0.625	300,375
		US TREASURY N/B 07/18 1.375	99,109
		US TREASURY N/B 09/16 0.875	905,344
		US TREASURY N/B 10/16 0.625	1,297,563
		US TREASURY N/B 10/18 1.25	2,549,017
		US TREASURY N/B 11/16 0.625	5,483,242
		UNIV OF CALIFORNIA CA REVENUES UNVHGR 05/32 FIXED 5	1,055,130
		BANK OF AMERICA TBA CASH COLLATERAL	290,000
		MORGAN STANLEY TBA CASH COLLATERAL	(145,000)
		CCBCYZUS5 BARCLAYS COC CCPC US CCBCYZUS5 BARCLAYS COC CCPC US	55,000
		VERIZON COMMUNICATIONS SR UNSECURED 09/18 VAR	105,150

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	PIMCO	VERIZON COMMUNICATIONS SR UNSECURED 09/16 2.5	$103,404
		VERIZON COMMUNICATIONS SR UNSECURED 09/18 3.65	846,851
		WACHOVIA BANK COMMERCIAL MORTG WBCMT 2006 C27 A1A	125,983
		WELLS FARGO MORTGAGE BACKED SE WFMBS 2003 E A1	574,859
		CITIBANK CASH COLL CCP CCSALCUS6 CCP CASH COLL	209,000
		BOA FUTURES COC BOA FUTURES CCBOSXUS1	159,000
		CSFB CASH COLL CCP CSFB CASH COLL CCFOBCUS1	78,000
		GOLDMAN CCP USD GOLDMAN CCP CCGSCCUS0	243,000
		WISCONSIN ST GEN FUND ANNUAL A WISGEN 05/18 FIXED 5.05	109,349
		BUONI POLIENNALI DEL TES BONDS 11/15 3.	142,187
		CCGSCZUS9 GOLDMAN SACH COC ICE CCP CCGSCZUS9 CASH COLL	81,000
		SWAP BANK OF AMERICA COC SWAP CASH COLLATERAL USD	270,000
		SWAP MORGAN STANLEY BOC SWAP CASH COLLATERAL USD	(5,000)
		MORGAN STANLEY CAP SVCS BOC SWAP CASH COLLATERAL USD	(95,000)
		SWPC383G9 CDS USD R F 5.00000	309,014
		SWPC383G9 CDS USD P V 03MEVENT	(300,000)
		SWPC710K4 CDS USD R F 1.00000	608,537
		SWPC710K4 CDS USD P V 03MEVENT	(600,000)
		SWPC008M1 CDS USD R F 1.00000	1,494,324
		SWPC008M1 CDS USD P V 03MEVENT	(1,500,000)
		SWPC885M9 CDS USD R F 1.00000	2,135,824
		SWPC885M9 CDS USD P V 03MEVENT	(2,100,000)
		SWU0162T8 IRS MXN R F 5.60000	470,231
		SWU0162T8 IRS MXN P V 01MTIIE	(458,115)
		SWU0271T6 IRS MXN R F 6.35000	38,212
		SWU0271T6 IRS MXN P V 01MTIIE	(38,176)
		SWU0566V5 IRS USD R F 1.50000 CME VANILLA CCP	19,427,824
		SWU0566V5 IRS USD P V 03MLIBOR CME VANILLA CCP	(19,300,000)
		SWU000DB9 IRS MXN R F 5.50000 VANILLA	310,575
		SWU000DB9 IRS MXN P V 01MTIIE VANILLA	(305,410)
		SWU000L79 IRS MXN R F 5.50000 VANILLA	77,644
		SWU000L79 IRS MXN P V 01MTIIE VANILLA	(76,352)
		SWU000UW4 IRS MXN R F 5.00000 VANILLA	7,633
		SWU000UW4 IRS MXN P V 01MTIIE VANILLA	(7,635)
		SWU000XY7 IRS MXN R F 5.50000 VANILLA	105,948
		SWU000XY7 IRS MXN P V 01MTIIE VANILLA	(114,529)
		SWU001QW7 IRS MXN R F 5.50000 VANILLA	7,063
		SWU001QW7 IRS MXN P V 01MTIIE VANILLA	(7,635)

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	PIMCO	SWU000UX2 IRS MXN R F 5.00000 VANILLA	$22,898
		SWU000UX2 IRS MXN P V 01MTIIE VANILLA	(22,906)
		SWU001RO4 IRS MXN R F 5.50000 VANILLA	49,443
		SWU001RO4 IRS MXN P V 01MTIIE VANILLA	(53,447)
		SWU09G516 IRS BRL R F 8.86000	39,848
		SWU09G516 IRS BRL P V 00MBRCDI	(42,386)
		BWU002SF0 IRS USD R V 03MLIBOR DUB CME SWUV02SF2 CCPVANILLA	12,000,000
		BWU002SF0 IRS USD P F 2.75000 DUB CME SWU002SF0 CCPVANILLA	(9,377,879)
		BWU003AQ3 IRS JPY R V 06MLIBOR SWUV03AQ5 CCPVANILLA CME	1,617,430
		BWU003AQ3 IRS JPY P F 1.00000 SWU003AQ3 CCPVANILLA CME	(1,631,863)
		SWU003FJ4 IRS USD R F 1.00000 OIS 1.0 FEDL01 101515 CME CCP	986,126
		SWU003FJ4 IRS USD P V 00MFFED FEDL01 10/15/15 CME CCP	(1,000,000)
		SWU003RI3 IRS BRL R F 9.09500 NDFPREDISWAP	39,773
		SWU003RI3 IRS BRL P V 00MCETIP NDFPREDISWAP	(42,386)
		SWU004LI7 IRS MXN R F 5.75000 VANILLA	75,001
		SWU004LI7 IRS MXN P V 01MTIIE VANILLA	(76,352)
		SWU004M21 IRS MXN R F 5.75000 VANILLA	7,094
		SWU004M21 IRS MXN P V 01MTIIE VANILLA	(7,635)
		SWU004MY1 IRS MXN R F 5.75000 VANILLA	7,094
		SWU004MY1 IRS MXN P V 01MTIIE VANILLA	(7,635)
		SWU004NJ3 IRS MXN R F 5.75000 VANILLA	7,094
		SWU004NJ3 IRS MXN P V 01MTIIE VANILLA	(7,635)
		SWU004PA0 IRS MXN R F 6.00000 VANILLA	7,233
		SWU004PA0 IRS MXN P V 01MTIIE VANILLA	(7,635)
		BWU004X94 IRS USD R V 03MLIBOR CME CCP	2,100,000
		BWU004X94 IRS USD P F 3.50000 CME CCP	(1,930,625)
		SWU005K20 IRS USD R F 3.00000 CCP VANILLA CME	20,298,601
		SWU005K20 IRS USD P V 03MLIBOR CCP VANILLA CME	(20,200,000)
		SWPC479Z2 CDS USD R F 1.00000 SOVEREIGN	1,704,942
		SWPC479Z2 CDS USD P V 03MEVENT SOVEREIGN	(1,700,000)
		SWPC969Z9 CDS USD R F 1.00000 BRC MYC 1 CCPCDX	610,741
		SWPC969Z9 CDS USD P V 03MEVENT BRC MYC 2 CCPCDX	(600,000)
		SWPC932Z3 CDS EUR R F 1.00000	1,537,326
		SWPC932Z3 CDS EUR P V 03MEVENT CDS CCP ICE	(1,515,744)
		SWPC00Y83 CDS USD R F 1.00000 SOVEREIGN	792,430
		SWPC00Y83 CDS USD P V 03MEVENT SOVEREIGN	(800,000)
		SWPC236P8 CDS USD R F 1.00000 SOVEREIGN	1,584,861
		SWPC236P8 CDS USD P V 03MEVENT SOVEREIGN	(1,600,000)

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	PIMCO	SWU006FZ1 IRS USD R F 1.50000 SWU006FZ1 CCPVANILLA CME	$28,370,208
		SWU006FZ1 IRS USD P V 03MLIBOR SWUV06FZ3 CCPVANILLA CME	(28,400,000)
		317U300E9 IRO EUR 1Y C0.4 GLM MAR14 0.4 CALL	(297)
		317U301E8 IRO EUR 1Y C0.4 BOA MAR14 0.4 CALL	(1,483)
		317U298E3 IRO EUR 1Y P0.4 BOA MAR14 0.4 PUT	(332)
		317U299E2 IRO EUR 1Y P0.4 GLM MAR14 0.4 PUT	(66)
		317U293E8 IRO EUR 1Y P0.4 BRC MAR14 .4 PUT	(66)
		317U292E9 IRO EUR 1Y C0.4 BRC MAR14 .4 CALL	(297)
		317U934E3 IRO USD 10Y C RYL JAN14 2.5 CALL	—
		317U933E4 IRO USD 10Y P RYL JAN14 3.5 PUT	(177)
		317U149F1 IRO USD 5Y P 2.0000 JAN14 2 PUT	(11,504)
		317U148F2 IRO USD 5Y C 1.4000 JAN14 1.4 CALL	(66)
		317U193F6 IRO USD 2Y1Y P2 MYC MAR14 2.0 PUT	(15,925)
		317U219F6 IRO USD 2Y1Y P 2.000 MAR14 2 PUT	(5,067)
		317U253F3 IRO USD 5Y P 1.8000 JAN14 1.8 PUT	(7,043)
		EUR 3Y MIDCV OP MAR14P 97.375 EXP 03/14/2014	(7,000)
		317U305F1 IRO USD 10Y P 2.9000 MAR14 2.9 PUT	(13,982)
		317U306F0 IRO USD 10Y C 2.4000 MAR14 2.4 CALL	(28)
		317U311F3 IRO USD 10Y C 2.5000 MAR14 2.5 CALL	(48)
		317U312F2 IRO USD 10Y C2.6 GLM MAR14 2.6 CALL	(101)
		317U320F2 IRO USD 5Y C 1.4 GLM MAY14 1.4 CALL	(353)
		317U318F6 IRO USD 5Y P 1.9 GLM MAY14 1.9 PUT	(11,246)
		317U321F1 IRO USD 5Y C 1.4 MYC MAY14 1.4 CALL	(470)
		317U329F3 IRO USD 10Y P 3.1000 MAR14 3.1 PUT	(12,443)
		317U342F6 IRO USD 10Y C 2.6500 MAR14 2.65 CALL	(88)
		317U341F7 IRO USD 10Y P 3.1000 MAR14 3.1 PUT	(4,452)
		3175G77L2 CDX.0 C0.6 5Y BNP MAR14 0.6 CALL	(410)
		3175G77K4 CDX.0 P0.9 5Y BNP MAR14 0.9 PUT	(174)
		3175H7764 ITRAXX.O C 0.70 EU20 MAR14 0.7 CALL	(407)
		3175H7772 ITRAXX.O P 1.10 EU20 MAR14 1.1 PUT	(83)
		BONOS Y OBLIG DEL ESTADO BONDS 07/15 4	3,002,005
		BUONI POLIENNALI DEL TES BONDS 03/15 2.5	420,528
		COUGAR CLO COUGR I A REGS	831,961
		BUONI POLIENNALI DEL TES BONDS 07/15 4.5	1,446,429
		BONOS Y OBLIG DEL ESTADO BONDS 10/15 3.75	287,057
		GRANITE MASTER ISSUER PLC GRANM 2006 1X A7 REGS	380,347
		MEXICAN CETES BILLS 01/14 0.00000	465,382
		CERT DI CREDITO DEL TES BONDS 06/15 0.00000	135,423

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	PIMCO	BUONI ORDINARI DEL TES BILLS 09/14 0.00000	$1,507,074
		BUONI ORDINARI DEL TES BILLS 10/14 0.00000	1,642,940
		GRANITE MASTER ISSUER PLC GRANM 2005 1 A5 REGS	356,727
		GRANITE MASTER ISSUER PLC GRANM 2005 1 A6 REGS	338,086
		BUONI POLIENNALI DEL TES BONDS 08/15 3.75	859,179
		SBERBANK (SB CAP SA) SR UNSECURED REGS 07/15 5.499	316,500
		ODEBRECHT DRILL VIII/IX SR SECURED REGS 06/21 6.35	922,500
		ICICI BANK LTD/HONG KONG SR UNSECURED REGS 11/20 5.75	1,028,700
		Total PIMCO	195,327,791
	Dodge & Cox	TIME WARNER INC COMPANY GUAR 04/31 7.625	917,535
		AT+T INC SR UNSECURED 02/39 6.55	567,650
		AMERICAN INTL GROUP SR UNSECURED 09/14 4.25	179,374
		BAC CAPITAL TRUST XI LIMITD GUARA 05/36 6.625	590,941
		BANK OF AMERICA CORP SR UNSECURED 06/19 7.625	731,793
		BOSTON PROPERTIES LP SR UNSECURED 05/21 4.125	612,956
		BOSTON SCIENTIFIC CORP SR UNSECURED 01/20 6.	602,716
		BURLINGTN NORTH SANTA FE SR UNSECURED 06/21 4.1	924,549
		CIGNA CORP SR UNSECURED 05/19 8.5	228,692
		CIGNA CORP SR UNSECURED 06/20 5.125	582,302
		CALIFORNIA ST CAS 03/40 FIXED 7.625	1,621,759
		CAPITAL ONE FINANCIAL CO SR UNSECURED 07/21 4.75	611,426
		CHASE ISSUANCE TRUST CHAIT 2012 A8 A8	684,067
		CITIGROUP INC SR UNSECURED 11/17 6.125	259,360
		CITIGROUP INC SUBORDINATED 07/22 4.05	173,050
		CITIGROUP CAPITAL XIII PREFERRED STOCK 10/40 VAR	637,650
		COMCAST CORP COMPANY GUAR 02/18 5.875	573,497
		COX COMMUNICATIONS INC SR UNSECURED 08/28 6.8	581,021
		DOW CHEMICAL CO/THE SR UNSECURED 05/19 8.55	583,620
		DOW CHEMICAL CO/THE SR UNSECURED 05/39 9.4	373,477
		ERP OPERATING LP SR UNSECURED 04/23 3	296,771
		EXPORT IMPORT BK KOREA SR UNSECURED 01/17 4.	397,272
		FED HM LN PC POOL G01976	233,205
		FED HM LN PC POOL G04715	260,365
		FED HM LN PC POOL G07338	238,237
		FED HM LN PC POOL G07480	1,102,268
		FED HM LN PC POOL G07491	779,883
		FED HM LN PC POOL G07515	344,922

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Dodge & Cox	FED HM LN PC POOL G12511	$1,273,094
		FED HM LN PC POOL G13824	1,101,767
		FED HM LN PC POOL G14585	1,166,121
		FED HM LN PC POOL G14678	328,952
		FED HM LN PC POOL G08271	198,001
		FED HM LN PC POOL 1G2201	122,693
		FED HM LN PC POOL Q02552	399,278
		FED HM LN PC POOL Q03086	519,053
		FEDEX CORP 1998 PASS TST PASS THRU CE 07/23 6.72	452,200
		FANNIE MAE FNR 2013 106 MA	267,376
		FREDDIE MAC FHR 4283 EW	1,163,695
		FNMA POOL AL0376	280,881
		FNMA POOL AL1845	312,750
		FANNIE MAE FNR 2005 87 FB	708,529
		FANNIE MAE FNR 2009 66 ET	341,644
		FREDDIE MAC REFERENCE REMIC FHRR R008 ZA	340,267
		FANNIE MAE FNR 2007 50 DZ	492,301
		FNMA POOL 704235	177,067
		FNMA POOL 725457	267,763
		FNMA POOL 725228	3,681
		FNMA POOL 725229	246,707
		FNMA POOL 735503	5,662
		FNMA POOL 888368	1,261,698
		FNMA POOL 888560	239,795
		FNMA POOL 889072	1,070,062
		FNMA POOL 889984	969,118
		FNMA POOL 965097	318,018
		FNMA POOL 976853	438,037
		FNMA POOL 995006	171,906
		FNMA POOL 995051	227,797
		FNMA POOL AB1763	138,732
		FNMA POOL AB3301	180,743
		FNMA POOL MA0792	1,274,044
		FNMA POOL AD0198	221,245
		FNMA POOL AD0244	1,341,415
		FNMA POOL AE0952	966,212
		FORD MOTOR CREDIT CO LLC SR UNSECURED 09/15 5.625	269,068
		FORD MOTOR CREDIT CO LLC SR UNSECURED 02/21 5.75	588,140

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Dodge & Cox	FORD MOTOR CREDIT CO LLC SR UNSECURED 08/21 5.875	$226,742
		FORD MOTOR CREDIT CO LLC SR UNSECURED 08/23 4.375	201,072
		GENERAL ELEC CAP CORP SR UNSECURED 01/20 5.5	629,840
		GENERAL ELEC CAP CORP SR UNSECURED 09/20 4.375	54,189
		GENERAL ELEC CAP CORP SR UNSECURED 01/21 4.625	136,306
		HCA INC SR UNSECURED 03/14 5.75	908,100
		HCA INC SR UNSECURED 02/16 6.5	710,938
		HSBC HOLDINGS PLC SUBORDINATED 09/37 6.5	561,800
		HSBC HOLDINGS PLC SR UNSECURED 04/21 5.1	194,504
		HEALTH NET INC SR UNSECURED 06/17 6.375	215,500
		HEWLETT PACKARD CO SR UNSECURED 03/18 5.5	166,819
		HEWLETT PACKARD CO SR UNSECURED 12/16 3.3	261,657
		ILLINOIS ST ILS 03/16 FIXED 4.961	292,735
		ILLINOIS ST ILS 03/17 FIXED 5.365	461,231
		ILLINOIS ST ILS 03/18 FIXED 5.665	381,143
		JPMORGAN CHASE + CO SUBORDINATED 05/23 3.375	302,900
		LAFARGE SA SR UNSECURED 07/16 6.5	801,125
		LEGG MASON INC SR UNSECURED 05/19 5.5	333,647
		LOS ANGELES CA UNIF SCH DIST LOSSCD 07/34 FIXED 6.758	307,285
		MACYS RETAIL HLDGS INC COMPANY GUAR 07/24 6.65	1,227,145
		NEW JERSEY ST TURNPIKE AUTH NJSTRN 01/41 FIXED 7.102	636,720
		21ST CENTURY FOX AMERICA COMPANY GUAR 03/37 6.15	164,863
		21ST CENTURY FOX AMERICA COMPANY GUAR 11/37 6.65	145,908
		NOKIA CORP SR UNSECURED 05/19 5.375	337,188
		NORDSTROM INC SR UNSECURED 01/18 6.25	289,226
		PETROBRAS INTL FIN CO COMPANY GUAR 01/21 5.375	843,530
		PETROBRAS GLOBAL FINANCE COMPANY GUAR 05/23 4.375	89,089
		REED ELSEVIER CAPITAL COMPANY GUAR 01/19 8.625	501,488
		ROYAL BK SCOTLND GRP PLC SUBORDINATED 12/23 6.	100,712
		ROYAL BK SCOTLND GRP PLC SUBORDINATED 12/22 6.125	511,001
		ROYAL BK OF SCOTLAND PLC BANK GUARANT 03/16 4.375	53,360
		ROYAL BK OF SCOTLAND PLC BANK GUARANT 01/21 6.125	198,076
		SLM CORP SR UNSECURED 06/18 8.45	64,075
		SLM CORP SR UNSECURED 01/16 6.25	135,000
		SLM CORP SR UNSECURED 01/17 6.	378,875
		SPRINT COMMUNICATIONS SR UNSECURED 12/16 6	327,375
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	1,470,840
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/19 7.175	319,913

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Dodge & Cox	TELECOM ITALIA CAPITAL COMPANY GUAR 07/36 7.2	$96,250
		TELECOM ITALIA CAPITAL COMPANY GUAR 06/18 6.999	332,250
		TIME WARNER CABLE INC COMPANY GUAR 07/38 7.3	149,577
		TIME WARNER CABLE INC COMPANY GUAR 04/19 8.25	907,916
		TIME WARNER CABLE INC COMPANY GUAR 09/41 5.5	165,723
		UNION PACIFIC RR CO 07 3 PASS THRU CE 01/31 6.176	597,425
		US TREASURY N/B 02/14 0.25	300,070
		US TREASURY N/B 07/14 0.125	2,250,263
		US TREASURY N/B 09/15 0.25	349,713
		VERIZON COMMUNICATIONS SR UNSECURED 09/23 5.15	778,427
		VERIZON COMMUNICATIONS SR UNSECURED 09/43 6.55	526,482
		VULCAN MATERIALS SR UNSECURED 12/16 6.5	112,000
		VULCAN MATERIALS SR UNSECURED 06/21 7.5	256,500
		WELLPOINT INC SR UNSECURED 02/19 7	739,188
		WELLS FARGO + COMPANY SR UNSECURED 04/21 4.6	328,868
		XEROX CORPORATION SR UNSECURED 02/17 6.75	1,078,961
		Total Dodge & Cox	59,447,394
	Institutional Capital Corporation	BANK OF AMERICA CORP COMMON STOCK USD.01	5,199,602
		BAXTER INTERNATIONAL INC COMMON STOCK USD1.	5,657,893
		BOEING CO/THE COMMON STOCK USD5.	3,466,846
		CVS CAREMARK CORP COMMON STOCK USD.01	3,388,840
		CAPITAL ONE FINANCIAL CORP COMMON STOCK USD.01	5,316,734
		CISCO SYSTEMS INC COMMON STOCK USD.001	3,319,233
		CITIGROUP INC COMMON STOCK USD.01	5,049,459
		COCA COLA CO/THE COMMON STOCK USD.25	2,813,211
		ENCANA CORP COMMON STOCK NPV	1,971,963
		EXELON CORP COMMON STOCK NPV	3,445,662
		EXXON MOBIL CORP COMMON STOCK NPV	8,323,700
		FORD MOTOR CO COMMON STOCK USD.01	3,926,164
		GENERAL ELECTRIC CO COMMON STOCK USD.06	9,488,155
		HALLIBURTON CO COMMON STOCK USD2.5	4,334,050
		HONEYWELL INTERNATIONAL INC COMMON STOCK USD1.	3,901,499
		JPMORGAN CHASE + CO COMMON STOCK USD1.0	4,178,396
		JOHNSON + JOHNSON COMMON STOCK USD1.	2,683,587
		JOHNSON CONTROLS INC COMMON STOCK USD.01388	4,363,065
		MARATHON OIL CORP COMMON STOCK USD1.	3,704,735
		MONSANTO CO COMMON STOCK USD.01	4,423,073

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Institutional Capital Corporation	MOSAIC CO/THE COMMON STOCK USD.01	$1,836,440
		NETAPP INC COMMON STOCK USD.001	2,340,866
		NOVARTIS AG ADR ADR	2,339,058
		ORACLE CORP COMMON STOCK USD.01	4,466,855
		PNC FINANCIAL SERVICES GROUP COMMON STOCK USD5.	5,329,746
		PFIZER INC COMMON STOCK USD.05	9,761,781
		SOUTHWESTERN ENERGY CO COMMON STOCK USD.01	2,639,043
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	1,903,281
		SYMANTEC CORP COMMON STOCK USD.01	2,164,644
		TEXAS INSTRUMENTS INC COMMON STOCK USD1.	4,880,597
		TIME WARNER INC COMMON STOCK USD.01	6,647,175
		UNITEDHEALTH GROUP INC COMMON STOCK USD.01	4,054,905
		VIACOM INC CLASS B COMMON STOCK USD.001	5,000,215
		VODAFONE GROUP PLC SP ADR ADR	7,060,076
		COVIDIEN PLC COMMON STOCK USD.2	3,149,625
		ACE LTD COMMON STOCK	4,529,438
		Total Institutional Capital Corporation	157,059,606
	Westwood Group	AMC NETWORKS INC A COMMON STOCK	1,382,633
		ADVANCE AUTO PARTS INC COMMON STOCK USD.0001	1,341,110
		ALEXANDRIA REAL ESTATE EQUIT REIT USD.01	1,253,314
		APOGEE ENTERPRISES INC COMMON STOCK USD.333	836,703
		BANKUNITED INC COMMON STOCK USD.01	1,639,416
		B/E AEROSPACE INC COMMON STOCK USD.01	1,462,104
		BOISE CASCADE CO COMMON STOCK USD.01	1,025,904
		BROADRIDGE FINANCIAL SOLUTIO COMMON STOCK USD.01	1,604,512
		CAREFUSION CORP COMMON STOCK USD.01	1,214,510
		CLEAN HARBORS INC COMMON STOCK USD.01	713,524
		COLFAX CORP COMMON STOCK USD.001	1,409,332
		COMERICA INC COMMON STOCK USD5.	670,314
		CONSOL ENERGY INC COMMON STOCK USD.01	802,644
		DIAMONDROCK HOSPITALITY CO REIT USD.01	723,030
		DIGITAL REALTY TRUST INC REIT USD.01	505,936
		DR PEPPER SNAPPLE GROUP INC COMMON STOCK USD.01	677,208
		EAST WEST BANCORP INC COMMON STOCK USD.001	699,400
		EQUIFAX INC COMMON STOCK USD1.25	1,443,981
		FLIR SYSTEMS INC COMMON STOCK USD.01	1,324,400
		FAMILY DOLLAR STORES COMMON STOCK USD.1	571,736

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Westwood Group	FIRST FINANCIAL BANCORP COMMON STOCK NPV	$1,239,273
		GLOBAL PAYMENTS INC COMMON STOCK NPV	851,369
		HCC INSURANCE HOLDINGS INC COMMON STOCK USD1.	641,346
		JACK HENRY + ASSOCIATES INC COMMON STOCK USD.01	731,303
		HUBBELL INC CL B COMMON STOCK USD.01	1,317,690
		IAC/INTERACTIVECORP COMMON STOCK USD.001	1,676,036
		INLAND REAL ESTATE CORP REIT USD.01	897,356
		J2 GLOBAL INC COMMON STOCK USD.01	1,395,279
		KBR INC COMMON STOCK USD.001	634,611
		KNOLL INC COMMON STOCK USD.01	287,467
		LEAR CORP COMMON STOCK USD.01	1,416,975
		LIFE TIME FITNESS INC COMMON STOCK USD.02	1,306,600
		MANPOWERGROUP INC COMMON STOCK USD.01	1,056,078
		MEDNAX INC COMMON STOCK USD.01	1,345,176
		OASIS PETROLEUM INC COMMON STOCK USD.01	1,380,918
		PDC ENERGY INC COMMON STOCK USD.01	500,268
		PETSMART INC COMMON STOCK USD.0001	632,925
		POTLATCH CORP REIT USD1.	955,971
		PRIMORIS SERVICES CORP COMMON STOCK USD.0001	790,702
		PRIVATEBANCORP INC COMMON STOCK NPV	1,452,546
		QUESTAR CORP COMMON STOCK NPV	919,600
		REX ENERGY CORP COMMON STOCK USD.001	955,935
		ROBERT HALF INTL INC COMMON STOCK USD.001	659,243
		ROCK TENN COMPANY CL A COMMON STOCK USD.01	1,344,128
		ROCKWOOD HOLDINGS INC COMMON STOCK USD.01	1,704,504
		SVB FINANCIAL GROUP COMMON STOCK USD.001	1,541,442
		SEAWORLD ENTERTAINMENT INC COMMON STOCK USD.01	658,833
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	395,697
		TAL INTERNATIONAL GROUP INC COMMON STOCK USD.001	734,080
		THOR INDUSTRIES INC COMMON STOCK USD.1	613,053
		TIMKEN CO COMMON STOCK NPV	1,365,736
		TREX COMPANY INC COMMON STOCK USD.01	739,629
		TRINITY INDUSTRIES INC COMMON STOCK USD1.	883,224
		TRUEBLUE INC COMMON STOCK NPV	752,776
		TUPPERWARE BRANDS CORP COMMON STOCK USD.01	1,295,061
		WATTS WATER TECHNOLOGIES A COMMON STOCK USD.1	1,453,945
		WINTRUST FINANCIAL CORP COMMON STOCK NPV	1,415,884
		AMDOCS LTD COMMON STOCK GBP.0001	1,393,912

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Westwood Group	SIGNET JEWELERS LTD COMMON STOCK USD.18	$708,300
		FOSTER WHEELER AG COMMON STOCK CHF3.	1,710,436
		GARMIN LTD COMMON STOCK CHF10.	1,063,060
		AVG TECHNOLOGIES COMMON STOCK EUR.01	1,213,305
		Total Westwood Group	65,333,383
	Delaware Investments	ABIOMED INC COMMON STOCK USD.01	2,112,460
		AFFILIATED MANAGERS GROUP COMMON STOCK USD.01	3,236,934
		ATHENAHEALTH INC COMMON STOCK USD.01	1,143,250
		BLACKBAUD INC COMMON STOCK USD.001	2,252,411
		COMMONWEALTH REIT REIT USD.01	2,268,063
		DINEEQUITY INC COMMON STOCK USD.01	3,316,935
		DUNKIN BRANDS GROUP INC COMMON STOCK USD.001	1,347,190
		ELLIE MAE INC COMMON STOCK USD.0001	748,330
		EXPEDITORS INTL WASH INC COMMON STOCK USD.01	2,494,594
		GRACO INC COMMON STOCK USD1.	3,226,356
		HEARTLAND PAYMENT SYSTEMS IN COMMON STOCK USD.001	3,659,502
		INTERVAL LEISURE GROUP COMMON STOCK USD.01	1,742,760
		J2 GLOBAL INC COMMON STOCK USD.01	3,764,503
		K12 INC COMMON STOCK USD.0001	1,775,888
		MSCI INC COMMON STOCK USD.01	3,527,111
		NIC INC COMMON STOCK NPV	2,014,470
		NEUSTAR INC CLASS A COMMON STOCK USD.001	2,707,398
		RITCHIE BROS AUCTIONEERS COMMON STOCK NPV	1,840,706
		SBA COMMUNICATIONS CORP CL A COMMON STOCK USD.01	3,288,144
		SALLY BEAUTY HOLDINGS INC COMMON STOCK USD.01	3,047,940
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	3,564,851
		TECHNE CORP COMMON STOCK USD.01	3,322,917
		ULTA SALON COSMETICS + FRAGR COMMON STOCK USD.01	2,133,092
		VERIFONE SYSTEMS INC COMMON STOCK USD.01	2,384,969
		VERISIGN INC COMMON STOCK USD.001	3,120,516
		LOGITECH INTERNATIONAL REG COMMON STOCK CHF.25	1,467,851
		CORE LABORATORIES N.V. COMMON STOCK EUR.02	3,327,304
		Total Delaware Investments	68,836,443
	Next Century	ADVISORY BOARD CO/THE COMMON STOCK USD.01	2,248,188
		AKORN INC COMMON STOCK NPV	1,070,075
		ATHENAHEALTH INC COMMON STOCK USD.01	743,516

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Next Century	B/E AEROSPACE INC COMMON STOCK USD.01	$2,491,495
		BENEFITFOCUS INC COMMON STOCK USD.001	459,033
		BUFFALO WILD WINGS INC COMMON STOCK NPV	943,405
		CENTENE CORP COMMON STOCK USD.001	1,934,326
		CHART INDUSTRIES INC COMMON STOCK USD.01	745,131
		CHICAGO BRIDGE + IRON CO NV COMMON STOCK EUR.01	1,682,754
		CONCUR TECHNOLOGIES INC COMMON STOCK USD.001	1,257,661
		CONTAINER STORE GROUP INC/TH COMMON STOCK USD.01	742,357
		CORNERSTONE ONDEMAND INC COMMON STOCK USD.0001	700,728
		COSTAR GROUP INC COMMON STOCK USD.01	1,929,046
		FAIRWAY GROUP HOLDINGS CORP COMMON STOCK USD.001	786,698
		FIESTA RESTAURANT GROUP COMMON STOCK USD.01	787,466
		FINANCIAL ENGINES INC COMMON STOCK USD.0001	2,128,589
		FIREEYE INC COMMON STOCK USD.0001	837,050
		FIVE BELOW COMMON STOCK USD.01	678,629
		GUIDEWIRE SOFTWARE INC COMMON STOCK USD.0001	1,731,091
		HEALTHSTREAM INC COMMON STOCK NPV	1,305,426
		HEICO CORP COMMON STOCK USD.01	612,242
		HEXCEL CORP COMMON STOCK USD.01	772,601
		HOMEAWAY INC COMMON STOCK USD.0001	1,787,355
		HUNT (JB) TRANSPRT SVCS INC COMMON STOCK USD.01	1,280,552
		IPG PHOTONICS CORP COMMON STOCK USD.0001	879,942
		INFOBLOX INC COMMON STOCK USD.0001	1,882,602
		INSULET CORP COMMON STOCK USD.001	1,460,442
		INTERACTIVE INTELLIGENCE GRO COMMON STOCK USD.01	797,071
		KANSAS CITY SOUTHERN COMMON STOCK USD.01	1,597,036
		KATE SPADE + CO COMMON STOCK USD1.0	861,208
		LUMBER LIQUIDATORS HOLDINGS COMMON STOCK USD.001	1,448,383
		MARKETAXESS HOLDINGS INC COMMON STOCK USD.003	832,933
		MEDICINES COMPANY COMMON STOCK USD.001	760,273
		MEDIDATA SOLUTIONS INC COMMON STOCK USD.01	1,675,972
		NCI BUILDING SYSTEMS INC COMMON STOCK USD.01	1,021,845
		NETSUITE INC COMMON STOCK USD.01	1,479,779
		ON ASSIGNMENT INC COMMON STOCK USD.01	1,093,729
		PACIRA PHARMACEUTICALS INC COMMON STOCK	2,274,707
		PALO ALTO NETWORKS INC COMMON STOCK USD.0001	701,996
		PORTFOLIO RECOVERY ASSOCIATE COMMON STOCK USD.01	2,072,755
		RETAILMENOT INC COMMON STOCK USD.001	594,744

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	Next Century	SALIX PHARMACEUTICALS LTD COMMON STOCK USD.001	$820,073
		SERVICENOW INC COMMON STOCK USD.001	1,843,905
		SHUTTERFLY INC COMMON STOCK USD.0001	1,792,940
		SHUTTERSTOCK INC COMMON STOCK USD.01	1,244,665
		SPLUNK INC COMMON STOCK USD.001	1,930,108
		SPROUTS FARMERS MARKET INC COMMON STOCK USD.001	663,417
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	327,341
		TABLEAU SOFTWARE INC CL A COMMON STOCK USD.0001	1,111,634
		TEAM HEALTH HOLDINGS INC COMMON STOCK USD.01	1,773,398
		ULTIMATE SOFTWARE GROUP INC COMMON STOCK USD.01	1,827,761
		UNDER ARMOUR INC CLASS A COMMON STOCK USD.000333	1,623,082
		VEEVA SYSTEMS INC CLASS A COMMON STOCK USD.00001	609,868
		XOOM CORP COMMON STOCK USD.0001	1,069,045
		YELP INC COMMON STOCK USD.000001	1,777,255
		ESSENT GROUP LTD COMMON STOCK USD.015	827,087
		FLEETMATICS GROUP PLC COMMON STOCK EUR.015	819,717
		STRATASYS LTD COMMON STOCK	1,272,107
		Total Next Century	72,424,232
	AJO Partners	AAR CORP COMMON STOCK USD1.	725,459
		AECOM TECHNOLOGY CORP COMMON STOCK USD.01	473,823
		ALLIANT TECHSYSTEMS INC COMMON STOCK USD.01	876,096
		AMERICAN FINANCIAL GROUP INC COMMON STOCK NPV	888,888
		ANDERSONS INC/THE COMMON STOCK NPV	294,261
		ANN INC COMMON STOCK USD.0068	208,392
		APARTMENT INVT + MGMT CO A REIT USD.01	191,734
		ARCTIC CAT INC COMMON STOCK USD.01	216,524
		ARROW ELECTRONICS INC COMMON STOCK USD1.	368,900
		ASHFORD HOSPITALITY PRIME IN REIT USD.01	119,756
		ASHFORD HOSPITALITY TRUST REIT USD.01	272,412
		ASSURANT INC COMMON STOCK USD.01	909,269
		ATMOS ENERGY CORP COMMON STOCK NPV	685,842
		AVNET INC COMMON STOCK USD1.	313,181
		BANNER CORPORATION COMMON STOCK USD.01	779,868
		BENCHMARK ELECTRONICS INC COMMON STOCK USD.1	163,868
		BLUE NILE INC COMMON STOCK USD.001	258,995
		BRANDYWINE REALTY TRUST REIT USD.01	366,340
		BRINK S CO/THE COMMON STOCK USD1.	508,686

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	AJO Partners	CBL + ASSOCIATES PROPERTIES REIT USD.01	$484,920
		CBRE GROUP INC A COMMON STOCK USD.01	810,040
		CEC ENTERTAINMENT INC COMMON STOCK USD.1	123,984
		CMS ENERGY CORP COMMON STOCK USD.01	246,284
		CAL MAINE FOODS INC COMMON STOCK USD.01	18,069
		CATO CORP CLASS A COMMON STOCK USD.033	235,320
		CEDAR REALTY TRUST INC REIT USD.06	403,770
		CELESTICA INC COMMON STOCK NPV	640,640
		CENTRAL PACIFIC FINANCIAL CO COMMON STOCK NPV	259,032
		CIRRUS LOGIC INC COMMON STOCK USD.001	134,838
		CLIFFS NATURAL RESOURCES INC COMMON STOCK USD.125	406,255
		COLEMAN CABLE INC COMMON STOCK USD.001	298,908
		COMFORT SYSTEMS USA INC COMMON STOCK USD.01	672,833
		COMERICA INC COMMON STOCK USD5.	232,946
		CONSOLIDATED GRAPHICS INC COMMON STOCK USD.01	532,776
		CORE MARK HOLDING CO INC COMMON STOCK USD.01	205,011
		CORESITE REALTY CORP REIT USD.01	119,103
		CUBESMART REIT USD.01	677,450
		DAWSON GEOPHYSICAL CO COMMON STOCK USD.333	121,752
		DIAMONDROCK HOSPITALITY CO REIT USD.01	244,860
		DOMTAR CORP COMMON STOCK USD.01	877,362
		DUPONT FABROS TECHNOLOGY REIT USD.001	699,293
		DYCOM INDUSTRIES INC COMMON STOCK USD.333	741,993
		EL PASO ELECTRIC CO COMMON STOCK NPV	768,909
		EQUITY LIFESTYLE PROPERTIES REIT USD.01	445,629
		EXELIS INC COMMON STOCK USD.01	850,076
		FBL FINANCIAL GROUP INC CL A COMMON STOCK NPV	232,908
		FERRO CORP COMMON STOCK USD1.	688,971
		FIRST INTERSTATE BANCSYS/MT COMMON STOCK NPV	817,056
		FIRST NIAGARA FINANCIAL GRP COMMON STOCK USD.01	164,610
		GAMESTOP CORP CLASS A COMMON STOCK USD.001	448,266
		GENWORTH FINANCIAL INC CL A COMMON STOCK USD.001	194,125
		GLATFELTER COMMON STOCK USD.01	52,516
		GLOBAL CASH ACCESS HOLDINGS COMMON STOCK USD.001	155,844
		GOODYEAR TIRE + RUBBER CO COMMON STOCK NPV	419,760
		GRAN TIERRA ENERGY INC COMMON STOCK USD.001	646,204
		GREAT PLAINS ENERGY INC COMMON STOCK NPV	460,560
		GREEN PLAINS RENEWABLE ENERG COMMON STOCK USD.001	188,083

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	AJO Partners	HCI GROUP INC COMMON STOCK NPV	$144,450
		HANMI FINANCIAL CORPORATION COMMON STOCK USD.001	107,261
		HANOVER INSURANCE GROUP INC/ COMMON STOCK USD.01	537,390
		HILL ROM HOLDINGS INC COMMON STOCK NPV	409,266
		HUNTINGTON BANCSHARES INC COMMON STOCK USD.01	1,012,285
		HUNTINGTON INGALLS INDUSTRIE COMMON STOCK USD.01	810,090
		ITT EDUCATIONAL SERVICES INC COMMON STOCK USD.01	342,516
		INGRAM MICRO INC CL A COMMON STOCK USD.01	844,560
		INTELIQUENT INC COMMON STOCK USD.001	523,036
		JARDEN CORP COMMON STOCK USD.01	190,185
		JETBLUE AIRWAYS CORP COMMON STOCK USD.01	236,835
		KIRKLAND S INC COMMON STOCK NPV	594,117
		LAKELAND FINANCIAL CORP COMMON STOCK NPV	354,900
		LEAR CORP COMMON STOCK USD.01	939,252
		LEXMARK INTERNATIONAL INC A COMMON STOCK USD.01	145,632
		MANHATTAN ASSOCIATES INC COMMON STOCK USD.01	740,124
		MANNING + NAPIER INC COMMON STOCK USD.01	601,865
		MARKETAXESS HOLDINGS INC COMMON STOCK USD.003	488,151
		MONEYGRAM INTERNATIONAL INC COMMON STOCK USD.01	174,552
		MYRIAD GENETICS INC COMMON STOCK USD.01	635,694
		NEW JERSEY RESOURCES CORP COMMON STOCK USD2.5	670,480
		NORTEK INC COMMON STOCK USD.01	156,660
		NU SKIN ENTERPRISES INC A COMMON STOCK USD.001	787,854
		NUTRISYSTEM INC COMMON STOCK USD.001	447,168
		OMNICARE INC COMMON STOCK USD1.	482,880
		OMEGA PROTEIN CORP COMMON STOCK USD.01	169,602
		OSHKOSH CORP COMMON STOCK USD.01	398,002
		PDL BIOPHARMA INC COMMON STOCK USD.01	733,436
		PNM RESOURCES INC COMMON STOCK NPV	207,432
		PACKAGING CORP OF AMERICA COMMON STOCK USD.01	373,352
		PARKER DRILLING CO COMMON STOCK USD.167	328,452
		PETMED EXPRESS INC COMMON STOCK USD.001	74,835
		PINNACLE WEST CAPITAL COMMON STOCK NPV	777,924
		PROVIDENCE SERVICE CORP COMMON STOCK USD.001	228,908
		QLOGIC CORP COMMON STOCK USD.001	715,715
		QUESTCOR PHARMACEUTICALS COMMON STOCK NPV	163,350
		RLJ LODGING TRUST REIT	802,560
		RPC INC COMMON STOCK USD.1	419,475

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	AJO Partners	RENEWABLE ENERGY GROUP INC COMMON STOCK USD.0001	$568,416
		RESOLUTE FOREST PRODUCTS COMMON STOCK USD.001	757,746
		ROCK TENN COMPANY CL A COMMON STOCK USD.01	420,040
		SM ENERGY CO COMMON STOCK USD.01	656,569
		SVB FINANCIAL GROUP COMMON STOCK USD.001	157,290
		SABRA HEALTH CARE REIT INC REIT USD.01	295,382
		SEACOR HOLDINGS INC COMMON STOCK USD.01	164,160
		SIMMONS FIRST NATL CORP CL A COMMON STOCK USD.01	293,485
		SMITH + WESSON HOLDING CORP COMMON STOCK USD.001	643,473
		STATE STREET BANK + TRUST CO SHORT TERM INVESTMENT FUND	824,963
		STONE ENERGY CORP COMMON STOCK USD.01	518,850
		STURM RUGER + CO INC COMMON STOCK USD1.	760,136
		SUNSTONE HOTEL INVESTORS INC REIT USD.01	348,400
		TELEPHONE AND DATA SYSTEMS COMMON STOCK USD.01	118,588
		TOWER INTERNATIONAL INC COMMON STOCK USD.01	682,660
		TUTOR PERINI CORP COMMON STOCK USD1.	249,850
		URS CORP COMMON STOCK USD.01	609,385
		UNITED COMMUNITY BANKS/GA COMMON STOCK USD1.	505,875
		UNITED THERAPEUTICS CORP COMMON STOCK USD.01	915,948
		UNUM GROUP COMMON STOCK USD.1	729,664
		VAALCO ENERGY INC COMMON STOCK USD.1	801,996
		VECTREN CORPORATION COMMON STOCK NPV	820,050
		WADDELL + REED FINANCIAL A COMMON STOCK USD.01	735,856
		WESTLAKE CHEMICAL CORP COMMON STOCK USD.01	354,003
		WILSHIRE BANCORP INC COMMON STOCK NPV	221,879
		WINTRUST FINANCIAL CORP COMMON STOCK NPV	820,936
		WORLD ACCEPTANCE CORP COMMON STOCK NPV	700,240
		AMDOCS LTD COMMON STOCK GBP.0001	713,452
		ASPEN INSURANCE HOLDINGS LTD COMMON STOCK USD.001514456	846,855
		AXIS CAPITAL HOLDINGS LTD COMMON STOCK USD.0125	865,774
		EVEREST RE GROUP LTD COMMON STOCK USD.01	997,568
		GREENLIGHT CAPITAL RE LTD A COMMON STOCK USD.01	755,104
		HERBALIFE LTD COMMON STOCK USD.002	70,830
		MARVELL TECHNOLOGY GROUP LTD COMMON STOCK USD.002	750,636
		PARTNERRE LTD COMMON STOCK USD1.	442,806
		PLATINUM UNDERWRITERS HLDGS COMMON STOCK USD.01	753,744
		RENAISSANCERE HOLDINGS LTD COMMON STOCK USD1.	146,010
		XYRATEX LTD COMMON STOCK USD.01	306,999

Appendix of Schedule H - Schedule of Assets (Held at End of Year) December 31, 2013	Edison 401(k) Savings Plan

		EIN: 95-1240335
		Plan Number: 002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Current Value
	AJO Partners	ALLIED WORLD ASSURANCE CO COMMON STOCK USD12.98	$688,141
		AERCAP HOLDINGS NV COMMON STOCK EUR.01	498,550
		Total AJO Partners	64,625,805

		Grand Total	683,054,655

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 27, 2014

EDISON 401 (K) SAVINGS PLAN

By:	/s/ Patricia H. Miller
Patricia H. Miller
Chair of the Southern California Edison Company
Benefits Committee